FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Correction to “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2013”, furnished as Exhibit 1 to the report on Form 6-K on November 27, 2013.

2.	Correction to “Capitalization and Indebtedness as of September 30, 2013 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Six Months Ended September 30, 2013”, furnished as Exhibit 3 to the report on Form 6-K on November 27, 2013.

The registrant hereby incorporates Exhibits 1 and 2 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on November 27, 2013. The registrant is furnishing this Form 6-K/A in order to amend certain information in Exhibit 1 “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2013” and in Exhibit 3 “Capitalization and Indebtedness as of September 30, 2013 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Six Months Ended September 30, 2013” furnished on Form 6-K on November 27, 2013, as shown in Exhibit 1 and Exhibit 2 to this report, respectively. Any information included or incorporated by reference in (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the SEC on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013 (including any information incorporated by reference from the report on Form 6-K regarding our interim operating and financial review, furnished on December 20, 2013) that is inconsistent with the information furnished on this Form 6-K/A shall be deemed amended hereby as of the date hereof.

As shown in Exhibit 1 to this Form 6-K/A, amended portions are indicated by “underline” and relate to the following:

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

Item 2. Operating and Financial Review

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Item 3. Company Information

1. Share Capital Information

(7) Voting Rights

A. Outstanding Shares

B. Treasury Stocks

Item 4. Financial Information

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

(2) Consolidated Statements of Income (UNAUDITED)

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

(5) Consolidated Statements of Cash Flows (UNAUDITED)

Notes to the Consolidated Financial Statements (UNAUDITED)

11. Earnings per share

17. Segment and geographic information

As shown in Exhibit 2 to this Form 6-K/A, amended portions are also indicated by “underline.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Exhibit 1

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(Before Correction)

		Six months ended September 30, 2012	Six months ended September 30, 2013	Three months ended September 30, 2012	Three months ended September 30, 2013	Year ended March 31, 2013
Total Revenue	(Mil yen)	900,819	933,650	461,226	428,380	2,079,943
Net revenue	(Mil yen)	770,933	787,712	401,679	356,391	1,813,631
Income (loss) before income taxes	(Mil yen)	55,083	186,153	35,417	72,934	237,730
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	4,700	104,007	2,809	38,113	107,234
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	(14,013)	132,823	(707)	35,344	194,988
Total equity	(Mil yen)	2,387,447	2,411,306	—	—	2,318,983
Total assets	(Mil yen)	35,394,322	41,868,413	—	—	37,942,439
Net income (loss) attributable to NHI shareholders per share—basic	(Yen )	1.28	28.07	0.76	10.29	29.04
Net income (loss) attributable to NHI shareholders per share—diluted	(Yen )	1.25	27.20	0.74	9.99	28.37
Total NHI shareholders’ equity as a percentage of total assets	(%)	5.9	5.7	—	—	6.0
Cash flows from operating activities	(Mil yen)	127,244	404,791	—	—	549,501
Cash flows from investing activities	(Mil yen)	31,220	(98,109)	—	—	(160,486)
Cash flows from financing activities	(Mil yen)	(494,787)	169,034	—	—	(701,623)
Cash and cash equivalents at end of the period	(Mil yen)	716,712	1,298,043	—	—	805,087

1	The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

(After Correction)

		Six months ended September 30, 2012	Six months ended September 30, 2013	Three months ended September 30, 2012	Three months ended September 30, 2013	Year ended March 31, 2013
Total Revenue	(Mil yen)	900,819	933,649	461,226	428,379	2,079,943
Net revenue	(Mil yen)	770,933	787,711	401,679	356,390	1,813,631
Income (loss) before income taxes	(Mil yen)	55,083	186,152	35,417	72,933	237,730
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	4,700	104,006	2,809	38,112	107,234
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	(14,013)	132,822	(707)	35,343	194,988
Total equity	(Mil yen)	2,387,447	2,411,302	—	—	2,318,983
Total assets	(Mil yen)	35,394,322	41,868,409	—	—	37,942,439
Net income (loss) attributable to NHI shareholders per share—basic	(Yen )	1.28	28.07	0.76	10.29	29.04
Net income (loss) attributable to NHI shareholders per share—diluted	(Yen )	1.25	27.20	0.74	9.99	28.37
Total NHI shareholders’ equity as a percentage of total assets	(%)	5.9	5.7	—	—	6.0
Cash flows from operating activities	(Mil yen)	127,244	404,794	—	—	549,501
Cash flows from investing activities	(Mil yen)	31,220	(98,109)	—	—	(160,486)
Cash flows from financing activities	(Mil yen)	(494,787)	169,031	—	—	(701,623)
Cash and cash equivalents at end of the period	(Mil yen)	716,712	1,298,043	—	—	805,087

1	The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

Item 2. Operating and Financial Review

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

(Omitted)

(Before Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Commissions	¥149,646	¥263,247
Brokerage commissions	73,023	146,729
Commissions for distribution of investment trust	60,488	100,874
Other	16,135	15,644
Fees from investment banking	27,514	48,378
Underwriting and distribution	14,844	34,756
M&A / financial advisory fees	11,131	12,931
Other	1,539	691
Asset management and portfolio service fees	67,224	83,083
Asset management fees	58,666	74,046
Other	8,558	9,037
Net gain on trading	173,328	238,590
Gain (loss) on private equity investments	(5,088)	753
Net interest	66,417	67,478
Gain (loss) on investments in equity securities	5,909	12,889
Other	285,983	73,294

Net revenue	¥770,933	¥787,712

(After Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Commissions	¥149,646	¥263,247
Brokerage commissions	73,023	146,729
Commissions for distribution of investment trust	60,488	100,874
Other	16,135	15,644
Fees from investment banking	27,514	48,378
Underwriting and distribution	14,844	34,756
M&A / financial advisory fees	11,131	12,931
Other	1,539	691
Asset management and portfolio service fees	67,224	83,083
Asset management fees	58,666	74,046
Other	8,558	9,037
Net gain on trading	173,328	238,589
Gain (loss) on private equity investments	(5,088)	753
Net interest	66,417	67,478
Gain (loss) on investments in equity securities	5,909	12,889
Other	285,983	73,294

Net revenue	¥770,933	¥787,711

Business Segment Information

(Omitted)

(Before Correction)

Net revenue

	Millions of yen
	Six months ended September 30
	2012	2013
Retail	¥163,497	¥286,072
Asset Management	31,857	38,800
Wholesale	258,977	377,958
Other (Incl. elimination)	310,570	72,681

Total	¥764,901	¥775,511

(After Correction)

Net revenue

	Millions of yen
	Six months ended September 30
	2012	2013
Retail	¥163,497	¥286,072
Asset Management	31,857	38,800
Wholesale	258,977	377,957
Other (Incl. elimination)	310,570	72,681

Total	¥764,901	¥775,510

Non-interest expenses

Non-interest expenses

(Omitted)

(Before Correction)

Income (loss) before income taxes

	Millions of yen
	Six months ended September 30
	2012	2013
Retail	¥23,150	¥121,061
Asset Management	9,930	12,863
Wholesale	(8,358)	50,523
Other (Incl. elimination)	24,329	(10,495)

Total	¥49,051	¥173,952

(After Correction)

Income (loss) before income taxes

	Millions of yen
	Six months ended September 30
	2012	2013
Retail	¥23,150	¥121,061
Asset Management	9,930	12,863
Wholesale	(8,358)	50,522
Other (Incl. elimination)	24,329	(10,495)

Total	¥49,051	¥173,951

(Omitted)

Wholesale

(Omitted)

(Before Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Fixed Income(1)	¥158,315	¥191,312
Equities(1)	70,975	133,616
Investment Banking (Net)	30,908	48,899
Investment Banking (Other)	(1,221)	4,131

Investment Banking	29,687	53,030

Net revenue	¥258,977	¥377,958

Investment Banking (Gross)	¥65,510	¥92,968

(1)	In accordance with the realignment in April 2013, certain prior period amounts of Fixed Income and Equities have been reclassified to conform to the current presentation.

(After Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Fixed Income(1)	¥158,315	¥191,312
Equities(1)	70,975	133,615
Investment Banking (Net)	30,908	48,899
Investment Banking (Other)	(1,221)	4,131

Investment Banking	29,687	53,030

Net revenue	¥258,977	¥377,957

Investment Banking (Gross)	¥65,510	¥92,968

(1)	In accordance with the realignment in April 2013, certain prior period amounts of Fixed Income and Equities have been reclassified to conform to the current presentation.

Item 3. Company Information

1. Share Capital Information

(7) Voting Rights

A. Outstanding Shares

(Before Correction)

As of September 30, 2013
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 114,834,200 (Crossholding Stocks	)	—	—
Common stock 4,105,000
Stock with full voting right (Others)	Common stock 3,701,833,900		37,018,339	—
Shares less than 1 unit	Common stock 1,789,501		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		37,018,339	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 7 shares of treasury stocks are included in “Shares less than 1 unit.”

(After Correction)

As of September 30, 2013
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 114,834,200 (Crossholding Stocks	)	—	—
Common stock 4,109,700
Stock with full voting right (Others)	Common stock 3,701,829,200		37,018,292	—
Shares less than 1 unit	Common stock 1,789,501		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		37,018,292	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 7 shares of treasury stocks are included in “Shares less than 1 unit.”

B. Treasury Stocks

(Before Correction)

		As of September 30, 2013
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-ku, Tokyo, Japan	114,834,200	—	114,834,200	3.00
(Crossholding Stocks)
JAFCO Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-ku, Osaka-shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation.	2-1-3 Nihonbashi Horidomecho, Chuo-ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		118,939,200	—	118,939,200	3.11

(After Correction)

		As of September 30, 2013
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-ku, Tokyo, Japan	114,834,200	—	114,834,200	3.00
(Crossholding Stocks)
JAFCO Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-ku, Osaka-shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation.	2-1-3 Nihonbashi Horidomecho, Chuo-ku, Tokyo, Japan	5,000	—	5,000	0.00
Nomura International plc	1 Angel Lane, London, United Kingdom	4,700	—	4,700	0.00

Total		118,943,900	—	118,943,900	3.11

Item 4. Financial Information

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

(Before Correction)

	Notes	Millions of yen
		March 31, 2013	September 30, 2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥805,087	¥1,298,043
Time deposits		577,921	468,495
Deposits with stock exchanges and other segregated cash		269,744	384,480

Total cash and cash deposits		1,652,752	2,151,018

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥261,354 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 7	1,575,494	1,303,655
Receivables from customers		63,792	52,097
Receivables from other than customers		992,847	1,506,426
Allowance for doubtful accounts	*7	(2,258)	(3,205)

Total loans and receivables		2,629,875	2,858,973

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,217,687 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	8,295,372	9,552,516
Securities borrowed		5,819,885	6,376,335

Total collateralized agreements		14,115,257	15,928,851

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥8,226,677 million as of March 31, 2013 and September 30, 2013, respectively; including ¥19,970 million and ¥9,152 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 3	17,037,191	18,332,966
Private equity investments (including ¥44,134 million and ¥43,913 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	87,158	84,169

Total trading assets and private equity investments		17,124,349	18,417,135

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥373,140 million as of September 30, 2013)		428,241	421,042
Non-trading debt securities	*2, 5	920,611	1,003,495
Investments in equity securities	*2	123,490	135,736
Investments in and advances to affiliated companies	*7	345,705	360,348
Other (including ¥1,632 million and ¥1,549 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 5, 10	602,159	591,815

Total other assets		2,420,206	2,512,436

Total assets		¥37,942,439	¥41,868,413

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2013	September 30, 2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥56,394 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	¥738,445	¥800,966
Payables and deposits:
Payables to customers		476,705	579,148
Payables to other than customers		864,962	1,154,251
Deposits received at banks		1,072,134	1,106,042

Total payables and deposits		2,413,801	2,839,441

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥810,255 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	12,444,317	14,074,602
Securities loaned		2,158,559	2,431,554
Other secured borrowings		806,507	818,239

Total collateralized financing		15,409,383	17,324,395

Trading liabilities	*2, 3	8,491,296	9,870,444
Other liabilities (including ¥2,360 million and ¥1,815 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 10	978,163	984,102
Long-term borrowings (including ¥1,664,536 million and ¥1,707,660 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	7,592,368	7,637,759

Total liabilities		35,623,456	39,457,107

Commitments and contingencies	*16
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2013 and September 30, 2013
Issued—3,822,562,601 shares as of March 31, 2013 and September 30, 2013
Outstanding—3,710,960,252 shares as of March 31, 2013 and 3,706,484,721 shares as of September 30, 2013		594,493	594,493
Additional paid-in capital		691,264	682,048
Retained earnings		1,136,523	1,210,878
Accumulated other comprehensive income (loss)	*15	(57,395)	(28,579)

Total NHI shareholders’ equity before treasury stock		2,364,885	2,458,840
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013 and 116,077,880 shares as of September 30, 2013		(70,514)	(79,651)

Total NHI shareholders’ equity		2,294,371	2,379,189

Noncontrolling interests		24,612	32,117
Total equity		2,318,983	2,411,306

Total liabilities and equity		¥37,942,439	¥41,868,413

(After Correction)

	Notes	Millions of yen
		March 31, 2013	September 30, 2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥805,087	¥1,298,043
Time deposits		577,921	468,495
Deposits with stock exchanges and other segregated cash		269,744	384,480

Total cash and cash deposits		1,652,752	2,151,018

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥261,354 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 7	1,575,494	1,303,655
Receivables from customers		63,792	52,097
Receivables from other than customers		992,847	1,506,426
Allowance for doubtful accounts	*7	(2,258)	(3,205)

Total loans and receivables		2,629,875	2,858,973

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,217,687 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	8,295,372	9,552,516
Securities borrowed		5,819,885	6,376,335

Total collateralized agreements		14,115,257	15,928,851

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥8,226,677 million as of March 31, 2013 and September 30, 2013, respectively; including ¥19,970 million and ¥9,152 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 3	17,037,191	18,332,962
Private equity investments (including ¥44,134 million and ¥43,913 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	87,158	84,169

Total trading assets and private equity investments		17,124,349	18,417,131

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥373,140 million as of September 30, 2013)		428,241	421,042
Non-trading debt securities	*2, 5	920,611	1,003,495
Investments in equity securities	*2	123,490	135,736
Investments in and advances to affiliated companies	*7	345,705	360,348
Other (including ¥1,632 million and ¥1,549 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 5, 10	602,159	591,815

Total other assets		2,420,206	2,512,436

Total assets		¥37,942,439	¥41,868,409

		Millions of yen
	Notes	March 31, 2013	September 30, 2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥56,394 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	¥738,445	¥800,966
Payables and deposits:
Payables to customers		476,705	579,148
Payables to other than customers		864,962	1,154,251
Deposits received at banks		1,072,134	1,106,042

Total payables and deposits		2,413,801	2,839,441

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥810,255 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	12,444,317	14,074,602
Securities loaned		2,158,559	2,431,554
Other secured borrowings		806,507	818,239

Total collateralized financing		15,409,383	17,324,395

Trading liabilities	*2, 3	8,491,296	9,870,444
Other liabilities (including ¥2,360 million and ¥1,815 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2, 10	978,163	984,102
Long-term borrowings (including ¥1,664,536 million and ¥1,707,660 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	*2	7,592,368	7,637,759

Total liabilities		35,623,456	39,457,107

Commitments and contingencies	*16
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2013 and September 30, 2013
Issued—3,822,562,601 shares as of March 31, 2013 and September 30, 2013
Outstanding—3,710,960,252 shares as of March 31, 2013 and 3,706,480,021 shares as of September 30, 2013		594,493	594,493
Additional paid-in capital		691,264	682,048
Retained earnings		1,136,523	1,210,877
Accumulated other comprehensive income (loss)	*15	(57,395)	(28,579)

Total NHI shareholders’ equity before treasury stock		2,364,885	2,458,839
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013 and 116,082,580 shares as of September 30, 2013		(70,514)	(79,654)

Total NHI shareholders’ equity		2,294,371	2,379,185

Noncontrolling interests		24,612	32,117
Total equity		2,318,983	2,411,302

Total liabilities and equity		¥37,942,439	¥41,868,409

(2) Consolidated Statements of Income (UNAUDITED)

(Before Correction)

		Millions of yen
	Notes	Six months ended September 30
		2012	2013
Revenue:
Commissions		¥149,646	¥263,247
Fees from investment banking		27,514	48,378
Asset management and portfolio service fees		67,224	83,083
Net gain on trading	*2, 3	173,328	238,590
Gain (loss) on private equity investments		(5,088)	753
Interest and dividends		196,303	213,416
Gain on investments in equity securities		5,909	12,889
Other	*9	285,983	73,294

Total revenue		900,819	933,650
Interest expense		129,886	145,938

Net revenue		770,933	787,712

Non-interest expenses:
Compensation and benefits		258,269	298,596
Commissions and floor brokerage		43,882	55,180
Information processing and communications		87,669	94,473
Occupancy and related depreciation		46,250	40,614
Business development expenses		22,502	17,332
Other	*9, 10	257,278	95,364

Total non-interest expenses		715,850	601,559

Income before income taxes		55,083	186,153
Income tax expense	*14	43,646	81,505

Net income		¥11,437	¥104,648
Less: Net income attributable to noncontrolling interests		6,737	641

Net income attributable to NHI shareholders		¥4,700	¥104,007

(After Correction)

		Millions of yen
	Notes	Six months ended September 30
		2012	2013
Revenue:
Commissions		¥149,646	¥263,247
Fees from investment banking		27,514	48,378
Asset management and portfolio service fees		67,224	83,083
Net gain on trading	*2, 3	173,328	238,589
Gain (loss) on private equity investments		(5,088)	753
Interest and dividends		196,303	213,416
Gain on investments in equity securities		5,909	12,889
Other	*9	285,983	73,294

Total revenue		900,819	933,649
Interest expense		129,886	145,938

Net revenue		770,933	787,711

Non-interest expenses:
Compensation and benefits		258,269	298,596
Commissions and floor brokerage		43,882	55,180
Information processing and communications		87,669	94,473
Occupancy and related depreciation		46,250	40,614
Business development expenses		22,502	17,332
Other	*9, 10	257,278	95,364

Total non-interest expenses		715,850	601,559

Income before income taxes		55,083	186,152
Income tax expense	*14	43,646	81,505

Net income		¥11,437	¥104,647
Less: Net income attributable to noncontrolling interests		6,737	641

Net income attributable to NHI shareholders		¥4,700	¥104,006

(Before Correction)

	Notes	Millions of yen
		Three months ended September 30
		2012	2013
Revenue:
Commissions		¥72,279	¥105,613
Fees from investment banking		17,131	22,984
Asset management and portfolio service fees		33,411	40,702
Net gain on trading	*2, 3	88,929	110,181
Gain (loss) on private equity investments		299	703
Interest and dividends		92,834	98,091
Gain (loss) on investments in equity securities		12,970	5,037
Other	*9	143,373	45,069

Total revenue		461,226	428,380
Interest expense		59,547	71,989

Net revenue		401,679	356,391

Non-interest expenses:
Compensation and benefits		133,696	135,391
Commissions and floor brokerage		21,904	26,134
Information processing and communications		45,145	46,240
Occupancy and related depreciation		22,140	20,830
Business development expenses		11,173	9,473
Other	*9,10	132,204	45,389

Total non-interest expenses		366,262	283,457

Income before income taxes		35,417	72,934
Income tax expense	*14	30,056	34,549

Net income		¥5,361	¥38,385
Less: Net income attributable to noncontrolling interests		2,552	272

Net income attributable to NHI shareholders		¥2,809	¥38,113

(After Correction)

	Notes	Millions of yen
		Three months ended September 30
		2012	2013
Revenue:
Commissions		¥72,279	¥105,613
Fees from investment banking		17,131	22,984
Asset management and portfolio service fees		33,411	40,702
Net gain on trading	*2, 3	88,929	110,180
Gain (loss) on private equity investments		299	703
Interest and dividends		92,834	98,091
Gain (loss) on investments in equity securities		12,970	5,037
Other	*9	143,373	45,069

Total revenue		461,226	428,379
Interest expense		59,547	71,989

Net revenue		401,679	356,390

Non-interest expenses:
Compensation and benefits		133,696	135,391
Commissions and floor brokerage		21,904	26,134
Information processing and communications		45,145	46,240
Occupancy and related depreciation		22,140	20,830
Business development expenses		11,173	9,473
Other	*9,10	132,204	45,389

Total non-interest expenses		366,262	283,457

Income before income taxes		35,417	72,933
Income tax expense	*14	30,056	34,549

Net income		¥5,361	¥38,384
Less: Net income attributable to noncontrolling interests		2,552	272

Net income attributable to NHI shareholders		¥2,809	¥38,112

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

(Before Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Net income	¥11,437	¥104,648
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(21,343)	27,431
Defined benefit pension plans:
Pension liability adjustment	4,062	2,005
Deferred income taxes	(1,123)	(703)

Total	2,939	1,302
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,032)	1,469
Deferred income taxes	(17)	(645)

Total	(1,049)	824

Total other comprehensive income (loss)	(19,453)	29,557

Comprehensive income (loss)	¥(8,016)	¥134,205
Less: Comprehensive income attributable to noncontrolling interests	5,997	1,382

Comprehensive income (loss) attributable to NHI shareholders	¥(14,013)	¥132,823

(After Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Net income	¥11,437	¥104,647
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(21,343)	27,431
Defined benefit pension plans:
Pension liability adjustment	4,062	2,005
Deferred income taxes	(1,123)	(703)

Total	2,939	1,302
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,032)	1,469
Deferred income taxes	(17)	(645)

Total	(1,049)	824

Total other comprehensive income (loss)	(19,453)	29,557

Comprehensive income (loss)	¥(8,016)	¥134,204
Less: Comprehensive income attributable to noncontrolling interests	5,997	1,382

Comprehensive income (loss) attributable to NHI shareholders	¥(14,013)	¥132,822

(Before Correction)

	Millions of yen
	Three months ended September 30
	2012	2013
Net income	¥5,361	¥38,385
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(3,975)	(5,542)
Defined benefit pension plans:
Pension liability adjustment	328	449
Deferred income taxes	(99)	(171)

Total	229	278
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(642)	4,471
Deferred income taxes	731	(1,286)

Total	89	3,185

Total other comprehensive income (loss)	(3,657)	(2,079)

Comprehensive income	¥1,704	¥36,306
Less: Comprehensive income attributable to noncontrolling interests	2,411	962

Comprehensive income (loss) attributable to NHI shareholders	¥(707)	¥35,344

(After Correction)

	Millions of yen
	Three months ended September 30
	2012	2013
Net income	¥5,361	¥38,384
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(3,975)	(5,542)
Defined benefit pension plans:
Pension liability adjustment	328	449
Deferred income taxes	(99)	(171)

Total	229	278
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(642)	4,471
Deferred income taxes	731	(1,286)

Total	89	3,185

Total other comprehensive income (loss)	(3,657)	(2,079)

Comprehensive income	¥1,704	¥36,305
Less: Comprehensive income attributable to noncontrolling interests	2,411	962

Comprehensive income (loss) attributable to NHI shareholders	¥(707)	¥35,343

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

(Before Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(838)	(5,439)
Issuance and exercise of common stock options	(7,798)	(3,777)

Balance at end of period	690,135	682,048

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	4,700	104,007
Cash dividends(1)	(7,390)	(29,652)

Balance at end of period	1,056,255	1,210,878

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	(20,983)	26,902

Balance at end of period	(131,635)	(11,973)

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	3,062	1,302

Balance at end of period	(32,070)	(27,216)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain (loss) on non-trading securities	(792)	612

Balance at end of period	(157)	10,610

Balance at end of period	(163,862)	(28,579)

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(2)	(32,482)
Sales of common stock	0	0
Common stock issued to employees	19,612	22,662
Other net change in treasury stock	(205)	683

Balance at end of period	(80,414)	(79,651)

Total NHI shareholders’ equity
Balance at end of period	2,096,607	2,379,189

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(1,420)	(19)
Net income attributable to noncontrolling interests	6,737	641
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(740)	741
Other net change in noncontrolling interests	4,367	6,142

Balance at end of period	290,840	32,117

Total equity
Balance at end of period	¥2,387,447	¥2,411,306

(1) Dividends per share	Six months ended September 30, 2012	¥2.00	Three months ended September 30, 2012	¥2.00
	Six months ended September 30, 2013	¥8.00	Three months ended September 30, 2013	¥8.00

(After Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(838)	(5,439)
Issuance and exercise of common stock options	(7,798)	(3,777)

Balance at end of period	690,135	682,048

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	4,700	104,006
Cash dividends(1)	(7,390)	(29,652)

Balance at end of period	1,056,255	1,210,877

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	(20,983)	26,902

Balance at end of period	(131,635)	(11,973)

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	3,062	1,302

Balance at end of period	(32,070)	(27,216)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain (loss) on non-trading securities	(792)	612

Balance at end of period	(157)	10,610

Balance at end of period	(163,862)	(28,579)

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(2)	(32,493)
Sales of common stock	0	8
Common stock issued to employees	19,612	22,662
Other net change in treasury stock	(205)	683

Balance at end of period	(80,414)	(79,654)

Total NHI shareholders’ equity
Balance at end of period	2,096,607	2,379,185

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(1,420)	(19)
Net income attributable to noncontrolling interests	6,737	641
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(740)	741
Other net change in noncontrolling interests	4,367	6,142

Balance at end of period	290,840	32,117

Total equity
Balance at end of period	¥2,387,447	¥2,411,302

(1) Dividends per share	Six months ended September 30, 2012	¥2.00	Three months ended September 30, 2012	¥2.00
	Six months ended September 30, 2013	¥8.00	Three months ended September 30, 2013	¥8.00

(5) Consolidated Statements of Cash Flows (UNAUDITED)

(Before Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Cash flows from operating activities:
Net income	¥11,437	¥104,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,299	39,853
Gain on investments in equity securities	(5,909)	(12,889)
Deferred income taxes	30,051	9,523
Changes in operating assets and liabilities:
Time deposits	210,245	141,920
Deposits with stock exchanges and other segregated cash	28,709	(106,007)
Trading assets and private equity investments	(1,057,923)	(803,466)
Trading liabilities	(364,942)	1,131,663
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,002,587	224,006
Securities borrowed, net of securities loaned	1,258,126	(232,396)
Other secured borrowings	(79,901)	11,732
Loans and receivables, net of allowance for doubtful accounts	(756,782)	(161,064)
Payables	(289,513)	347,701
Bonus accrual	(44,099)	(37,128)
Accrued income taxes, net	(4,534)	(16,873)
Other, net	144,393	(236,432)

Net cash provided by operating activities	127,244	404,791

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(101,610)	(114,549)
Proceeds from sales of office buildings, land, equipment and facilities	48,022	94,214
Payments for purchases of investments in equity securities	(219)	(100)
Proceeds from sales of investments in equity securities	1,256	2,304
Decrease in loans receivable at banks, net	33,579	3,918
Decrease (increase) in non-trading debt securities, net	49,448	(88,042)
Other, net	744	4,146

Net cash provided by (used in) investing activities	31,220	(98,109)

Cash flows from financing activities:
Increase in long-term borrowings	913,345	1,112,884
Decrease in long-term borrowings	(1,141,106)	(947,062)
Increase (decrease) in short-term borrowings, net	(310,354)	59,590
Increase (decrease) in deposits received at banks, net	50,632	(1,891)
Proceeds from sales of common stock held in treasury	32	280
Payments for repurchases of common stock held in treasury	(2)	(32,482)
Payments for cash dividends	(7,334)	(22,285)

Net cash provided by (used in) financing activities	(494,787)	169,034

Effect of exchange rate changes on cash and cash equivalents	(17,485)	17,240

Net increase (decrease) in cash and cash equivalents	(353,808)	492,956
Cash and cash equivalents at beginning of year	1,070,520	805,087

Cash and cash equivalents at end of period	¥716,712	¥1,298,043

(After Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Cash flows from operating activities:
Net income	¥11,437	¥104,647
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,299	39,853
Gain on investments in equity securities	(5,909)	(12,889)
Deferred income taxes	30,051	9,523
Changes in operating assets and liabilities:
Time deposits	210,245	141,920
Deposits with stock exchanges and other segregated cash	28,709	(106,007)
Trading assets and private equity investments	(1,057,923)	(803,462)
Trading liabilities	(364,942)	1,131,663
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,002,587	224,006
Securities borrowed, net of securities loaned	1,258,126	(232,396)
Other secured borrowings	(79,901)	11,732
Loans and receivables, net of allowance for doubtful accounts	(756,782)	(161,064)
Payables	(289,513)	347,701
Bonus accrual	(44,099)	(37,128)
Accrued income taxes, net	(4,534)	(16,873)
Other, net	144,393	(236,432)

Net cash provided by operating activities	127,244	404,794

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(101,610)	(114,549)
Proceeds from sales of office buildings, land, equipment and facilities	48,022	94,214
Payments for purchases of investments in equity securities	(219)	(100)
Proceeds from sales of investments in equity securities	1,256	2,304
Decrease in loans receivable at banks, net	33,579	3,918
Decrease (increase) in non-trading debt securities, net	49,448	(88,042)
Other, net	744	4,146

Net cash provided by (used in) investing activities	31,220	(98,109)

Cash flows from financing activities:
Increase in long-term borrowings	913,345	1,112,884
Decrease in long-term borrowings	(1,141,106)	(947,062)
Increase (decrease) in short-term borrowings, net	(310,354)	59,590
Increase (decrease) in deposits received at banks, net	50,632	(1,891)
Proceeds from sales of common stock held in treasury	32	288
Payments for repurchases of common stock held in treasury	(2)	(32,493)
Payments for cash dividends	(7,334)	(22,285)

Net cash provided by (used in) financing activities	(494,787)	169,031

Effect of exchange rate changes on cash and cash equivalents	(17,485)	17,240

Net increase (decrease) in cash and cash equivalents	(353,808)	492,956
Cash and cash equivalents at beginning of year	1,070,520	805,087

Cash and cash equivalents at end of period	¥716,712	¥1,298,043

Notes to the Consolidated Financial Statements (UNAUDITED)

11. Earnings per share:

(Before Correction)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥4,700	¥104,007
Weighted average number of shares outstanding	3,682,504,520	3,705,701,979
Net income attributable to NHI shareholders per share	¥1.28	¥28.07

Diluted—
Net income attributable to NHI shareholders	¥4,678	¥103,984
Weighted average number of shares outstanding	3,746,279,139	3,822,698,904
Net income attributable to NHI shareholders per share	¥1.25	¥27.20

	Millions of yen except per share data presented in yen
	Three months ended September 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥2,809	¥38,113
Weighted average number of shares outstanding	3,691,932,626	3,704,488,401
Net income attributable to NHI shareholders per share	¥0.76	¥10.29

Diluted—
Net income attributable to NHI shareholders	¥2,793	¥38,108
Weighted average number of shares outstanding	3,755,137,084	3,813,279,230
Net income attributable to NHI shareholders per share	¥0.74	¥9.99

(After Correction)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥4,700	¥104,006
Weighted average number of shares outstanding	3,682,504,520	3,705,694,494
Net income attributable to NHI shareholders per share	¥1.28	¥28.07

Diluted—
Net income attributable to NHI shareholders	¥4,678	¥103,983
Weighted average number of shares outstanding	3,746,279,139	3,822,691,418
Net income attributable to NHI shareholders per share	¥1.25	¥27.20

	Millions of yen except per share data presented in yen
	Three months ended September 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥2,809	¥38,112
Weighted average number of shares outstanding	3,691,932,626	3,704,475,301
Net income attributable to NHI shareholders per share	¥0.76	¥10.29

Diluted—
Net income attributable to NHI shareholders	¥2,793	¥38,107
Weighted average number of shares outstanding	3,755,137,084	3,813,266,130
Net income attributable to NHI shareholders per share	¥0.74	¥9.99

17. Segment and geographic information:

Operating segments—

(Omitted)

(Before Correction)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2012
Non-interest revenue	¥161,906	¥30,677	¥190,228	¥315,673	¥698,484
Net interest revenue	1,591	1,180	68,749	(5,103)	66,417

Net revenue	163,497	31,857	258,977	310,570	764,901
Non-interest expenses	140,347	21,927	267,335	286,241	715,850

Income (loss) before income taxes	¥23,150	¥9,930	¥(8,358)	¥24,329	¥49,051

Six months ended September 30, 2013
Non-interest revenue	¥283,200	¥37,238	¥313,739	¥73,856	¥708,033
Net interest revenue	2,872	1,562	64,219	(1,175)	67,478

Net revenue	286,072	38,800	377,958	72,681	775,511
Non-interest expenses	165,011	25,937	327,435	83,176	601,559

Income (loss) before income taxes	¥121,061	¥12,863	¥50,523	¥(10,495)	¥173,952

(After Correction)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2012
Non-interest revenue	¥161,906	¥30,677	¥190,228	¥315,673	¥698,484
Net interest revenue	1,591	1,180	68,749	(5,103)	66,417

Net revenue	163,497	31,857	258,977	310,570	764,901
Non-interest expenses	140,347	21,927	267,335	286,241	715,850

Income (loss) before income taxes	¥23,150	¥9,930	¥(8,358)	¥24,329	¥49,051

Six months ended September 30, 2013
Non-interest revenue	¥283,200	¥37,238	¥313,738	¥73,856	¥708,032
Net interest revenue	2,872	1,562	64,219	(1,175)	67,478

Net revenue	286,072	38,800	377,957	72,681	775,510
Non-interest expenses	165,011	25,937	327,435	83,176	601,559

Income (loss) before income taxes	¥121,061	¥12,863	¥50,522	¥(10,495)	¥173,951

(Before Correction)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2012
Non-interest revenue	¥80,192	¥15,446	¥103,974	¥156,423	¥356,035
Net interest revenue	594	(7)	33,120	(420)	33,287

Net revenue	80,786	15,439	137,094	156,003	389,322
Non-interest expenses	69,824	10,879	136,901	148,658	366,262

Income (loss) before income taxes	¥10,962	¥4,560	¥193	¥7,345	¥23,060

Three months ended September 30, 2013
Non-interest revenue	¥118,322	¥18,485	¥162,104	¥26,341	¥325,252
Net interest revenue	1,408	141	21,245	3,308	26,102

Net revenue	119,730	18,626	183,349	29,649	351,354
Non-interest expenses	79,774	12,454	158,063	33,166	283,457

Income (loss) before income taxes	¥39,956	¥6,172	¥25,286	¥(3,517)	¥67,897

(After Correction)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2012
Non-interest revenue	¥80,192	¥15,446	¥103,974	¥156,423	¥356,035
Net interest revenue	594	(7)	33,120	(420)	33,287

Net revenue	80,786	15,439	137,094	156,003	389,322
Non-interest expenses	69,824	10,879	136,901	148,658	366,262

Income (loss) before income taxes	¥10,962	¥4,560	¥193	¥7,345	¥23,060

Three months ended September 30, 2013
Non-interest revenue	¥118,322	¥18,485	¥162,103	¥26,341	¥325,251
Net interest revenue	1,408	141	21,245	3,308	26,102

Net revenue	119,730	18,626	183,348	29,649	351,353
Non-interest expenses	79,774	12,454	158,063	33,166	283,457

Income (loss) before income taxes	¥39,956	¥6,172	¥25,285	¥(3,517)	¥67,896

(Omitted)

The tables below present reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

(Before Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Net revenue	¥764,901	¥775,511
Unrealized gain on investments in equity securities held for operating purposes	6,032	12,201

Consolidated net revenue	¥770,933	¥787,712

Non-interest expenses	¥715,850	¥601,559
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥715,850	¥601,559

Income before income taxes	¥49,051	¥173,952
Unrealized gain on investments in equity securities held for operating purposes	6,032	12,201

Consolidated income before income taxes	¥55,083	¥186,153

(After Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Net revenue	¥764,901	¥775,510
Unrealized gain on investments in equity securities held for operating purposes	6,032	12,201

Consolidated net revenue	¥770,933	¥787,711

Non-interest expenses	¥715,850	¥601,559
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥715,850	¥601,559

Income before income taxes	¥49,051	¥173,951
Unrealized gain on investments in equity securities held for operating purposes	6,032	12,201

Consolidated income before income taxes	¥55,083	¥186,152

(Before Correction)

	Millions of yen
	Three months ended September 30
	2012	2013
Net revenue	¥389,322	¥351,354
Unrealized gain on investments in equity securities held for operating purposes	12,357	5,037

Consolidated net revenue	¥401,679	¥356,391

Non-interest expenses	¥366,262	¥283,457
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥366,262	¥283,457

Income before income taxes	¥23,060	¥67,897
Unrealized gain on investments in equity securities held for operating purposes	12,357	5,037

Consolidated income before income taxes	¥35,417	¥72,934

(After Correction)

	Millions of yen
	Three months ended September 30
	2012	2013
Net revenue	¥389,322	¥351,353
Unrealized gain on investments in equity securities held for operating purposes	12,357	5,037

Consolidated net revenue	¥401,679	¥356,390

Non-interest expenses	¥366,262	¥283,457
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥366,262	¥283,457

Income before income taxes	¥23,060	¥67,896
Unrealized gain on investments in equity securities held for operating purposes	12,357	5,037

Consolidated income before income taxes	¥35,417	¥72,933

Geographic information—

(Omitted)

(Before Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Net revenue(1):
Americas	¥101,310	¥109,859
Europe	79,287	127,253
Asia and Oceania	16,382	31,610

Subtotal	196,979	268,722
Japan	573,954	518,990

Consolidated	¥770,933	¥787,712

Income (loss) before income taxes:
Americas	¥21,857	¥(9,824)
Europe	(56,690)	(24,049)
Asia and Oceania	(6,826)	1,490

Subtotal	(41,659)	(32,383)
Japan	96,742	218,536

Consolidated	¥55,083	¥186,153

(1)	There is no revenue derived from transactions with a single major external customer.

(After Correction)

	Millions of yen
	Six months ended September 30
	2012	2013
Net revenue(1):
Americas	¥101,310	¥109,859
Europe	79,287	127,252
Asia and Oceania	16,382	31,610

Subtotal	196,979	268,721
Japan	573,954	518,990

Consolidated	¥770,933	¥787,711

Income (loss) before income taxes:
Americas	¥21,857	¥(9,824)
Europe	(56,690)	(24,050)
Asia and Oceania	(6,826)	1,490

Subtotal	(41,659)	(32,384)
Japan	96,742	218,536

Consolidated	¥55,083	¥186,152

(1)	There is no revenue derived from transactions with a single major external customer.

(Before Correction)

	Millions of yen
	Three months ended September 30
	2012	2013
Net revenue(1):
Americas	¥59,878	¥54,626
Europe	26,988	51,811
Asia and Oceania	8,695	14,765

Subtotal	95,561	121,202
Japan	306,118	235,189

Consolidated	¥401,679	¥356,391

Income (loss) before income taxes:
Americas	¥15,604	¥(1,328)
Europe	(40,255)	(19,601)
Asia and Oceania	(4,951)	2,270

Subtotal	(29,602)	(18,659)
Japan	65,019	91,593

Consolidated	¥35,417	¥72,934

(1)	There is no revenue derived from transactions with a single major external customer.

(After Correction)

	Millions of yen
	Three months ended September 30
	2012	2013
Net revenue(1):
Americas	¥59,878	¥54,626
Europe	26,988	51,810
Asia and Oceania	8,695	14,765

Subtotal	95,561	121,201
Japan	306,118	235,189

Consolidated	¥401,679	¥356,390

Income (loss) before income taxes:
Americas	¥15,604	¥(1,328)
Europe	(40,255)	(19,602)
Asia and Oceania	(4,951)	2,270

Subtotal	(29,602)	(18,660)
Japan	65,019	91,593

Consolidated	¥35,417	¥72,933

(1)	There is no revenue derived from transactions with a single major external customer.

Exhibit 2

Capitalization and Indebtedness

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“NHI”) as of September 30, 2013. There has been no material change in NHI’s capitalization and indebtedness since September 30, 2013.

(Before Correction)

Millions of yen
September 30, 2013
Short-term borrowings	¥800,966
Long-term borrowings	7,637,759
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of September 30, 2013 Issued—3,822,562,601 shares as of September 30, 2013 Outstanding—3,706,484,721 shares as of September 30, 2013	594,493
Additional paid-in capital	682,048
Retained earnings	1,210,878
Accumulated other comprehensive income (loss)	(28,579)

Total NHI shareholders’ equity before treasury stock	2,458,840
Common stock held in treasury, at cost—116,077,880 shares as of September 30, 2013	(79,651)

Total NHI shareholders’ equity	2,379,189
Noncontrolling interests	32,117

Total equity	2,411,306

Total capitalization and indebtedness	¥10,850,031

NHI enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of September 30, 2013 was ¥8,660 million.

(After Correction)

Millions of yen
September 30, 2013
Short-term borrowings	¥800,966
Long-term borrowings	7,637,759
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of September 30, 2013 Issued—3,822,562,601 shares as of September 30, 2013 Outstanding—3,706,480,021 shares as of September 30, 2013	594,493
Additional paid-in capital	682,048
Retained earnings	1,210,877
Accumulated other comprehensive income (loss)	(28,579)

Total NHI shareholders’ equity before treasury stock	2,458,839
Common stock held in treasury, at cost—116,082,580 shares as of September 30, 2013	(79,654)

Total NHI shareholders’ equity	2,379,185
Noncontrolling interests	32,117

Total equity	2,411,302

Total capitalization and indebtedness	¥10,850,027

NHI enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of September 30, 2013 was ¥8,660 million.

Ratio of Earnings to Fixed Charges and Computation Thereof

The following table sets forth the ratio of earnings to fixed charges of NHI for the six months ended September 30, 2013, in accordance with U.S. GAAP.

(Before Correction)

Millions of yen
For the six months ended September 30, 2013
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥168,535
Add: Fixed charges	145,938
Distributed income of equity investees	4,174

Earnings as defined	¥318,647

Fixed charges	¥145,938
Ratio of earnings to fixed charges(1)	2.2

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

(After Correction)

Millions of yen
For the six months ended September 30, 2013
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥168,534
Add: Fixed charges	145,938
Distributed income of equity investees	4,174

Earnings as defined	¥318,646

Fixed charges	¥145,938
Ratio of earnings to fixed charges(1)	2.2

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.